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                             April 27, 2021

       Laurent Bernard Marie Junique
       Chief Executive Officer
       TDCX Inc.
       750D Chai Chee Roa
       #06-01/06 Viva Business Park
       Singapore 469004

                                                        Re: TDCX Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted April 9,
2021
                                                            CIK No. 0001803112

       Dear Mr. Junique:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment to Draft Registration Statement on Form F-1 filed on April 9, 2021

       Risk Factors
       Our key clients have significant leverage over our contractual terms and may terminate such contracts..., page 25

   1. We note that your call center services agreement for Facebook contains an exclusivity provision. Please
describe this exclusivity provision and clarify the scope of competitors it would apply to and
any restrictions on your ability to add clients. For example, if the provision would mostly
apply to a particular industry, please provide a description of such industry.
 Laurent Bernard Marie Junique
TDCX Inc.
April 27, 2021
Page 2
Capitalization, page 60

2. Please make reference to a stock split in connection with the automatic conversion of all of the shares held by your Founder into Class B ordinary shares. We note your disclosure on page 172.
Notes to Consolidated Financial Statements
34. Events After the Reporting Period, page F-47

3. Regarding the US$188 million distribution to the Founder, clarify if this is a dividend and tell us how it affected your debt covenants.
        You may contact Kathryn Jacobson, Senior Staff Accountant, at (202)
551-
3365 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact
Edwin Kim, Attorney Advisor, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-
3450 with any other questions.



                                                            Sincerely,
FirstName LastNameLaurent Bernard Marie Junique
                                                            Division of
Corporation Finance
Comapany NameTDCX Inc.
                                                            Office of
Technology
April 27, 2021 Page 2
cc:       Rajeev P. Duggal, Esq.
FirstName LastName